VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP

United Kingdom

July 19, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Loan Lauren P. Nguyen, Legal Branch Chief
Division of Corporation Finance

Re:	VTTI Energy Partners LP
Form 20-F for Fiscal Year Ended December 31, 2015
File No. 1-36574
Form 6-K furnished May 10, 2016
File No. 1-36574

Ladies and Gentlemen:

Set forth below are the responses of VTTI Energy Partners LP, a Marshall Islands limited partnership (hereafter “us,” “we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 13, 2016 with respect to the Partnership’s Form 20-F for the fiscal year ended December 31, 2015, filed with the Commission on April 29, 2016, File No. 1-36574 (the “2015 Form 20-F”) and the Partnership’s Form 6-K, furnished to the Commission on May 10, 2016, File No. 1-36574.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2015 Form 20-F unless otherwise indicated.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 3 – Key Information, page 3

Selected Financial Data, page 3

1.	We note your response to prior comment 4 regarding the non-GAAP performance measure Adjusted EBITDA. The adjustment for harbor fees at your Rotterdam terminal appears to be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Securities and Exchange Commission

July 19, 2016

Response: We acknowledge the Staff’s comment and will review the guidance issued on May 17, 2016 when preparing the Partnership’s next earnings release.

2.	Revise to provide additional disclosure describing and quantifying the individual components of the adjustment for non-cash items in operating expenses included in “Other items.”

Response: We acknowledge the Staff’s comment and, to the extent the Partnership reports Adjusted EBITDA in future filings, will describe and quantify individual components of “Other items” in future filings. In preparing such future disclosure, we will review the guidance issued on May 17, 2016. Please note that the following table is comprehensive and does not reflect exclusively non-cash items:

(Amounts are in millions US$)
Components of Other Items	2015	2014	2013	2012
Other finance expenses (a)	—	5.3	1.0	0.6
Net loss on foreign currency transactions	24.7	15.3	0.4	0.1
Total gain on derivative financial instruments	(20.1)	(10.6)	—	—
Harbor fees earned and recognized in net income (b)	—	(3.6)	(5.4)	(4.8)
Cash receipts of harbor fees (b)	11.0	—	—	—
Realized cash gains on forward foreign exchange contracts	10.7	1.8	—	—
Net contribution of ATB Phase 2	(5.0)	—	—	—
PP&E write-off and disposals	0.6	—	0.9	0.3
Amortization of deferred revenue	(1.6)	(1.2)	(0.7)	(0.5)
Straight-line of lease expenses	3.2	2.7	3.6	3.6
Long-Term Incentive Plan Expense Allocation	—	3.3	—	—
Environmental liabilities payments for previously recognized	(1.5)	(4.8)	(2.6)	(2.7)
Total revised “Other” line item in the Adjusted EBITDA calculation (c)	22.0	8.2	(2.8)	(3.4)

Securities and Exchange Commission

July 19, 2016

(a)	As disclosed in the 2015 Form 20-F, other finance expense was included in interest expense for the period ending December 31, 2015 in the Adjusted EBITDA reconciliation table.

(b)	Harbor fees are denominated in Euro, so the amount of revenue and cash received is impacted by the Euro/USD exchange rates.

(c)	As noted in the Partnership’s response letter dated June 6, 2016, Adjusted EBITDA for the periods ending December 31, 2013 and 2012 will be revised in future filings.

In preparing such future disclosure, we will review the guidance issued on May 17, 2016.

Operating and Financial Review and Prospects, page 43

Liquidity and Capital Resources, page 53

3.	Your response to prior comment 8 states your intention to include information regarding the quantities of cash and cash equivalents by location in future filings. As part of your revised disclosure, explain how an inability to repatriate income or capital can affect your liquidity, including your ability to fund operations in different countries, service debt, and make cash distributions.

Response: We acknowledge the Staff’s comment and advise the Staff that the Partnership considers the impact of local rules and regulations when structuring and organizing its relationships with its subsidiaries so as to facilitate income and capital repatriation. The Partnership’s subsidiaries are not located in jurisdictions and countries with material restrictions on income or capital repatriation. We will include this revised disclosure in future filings.

Notes to the Consolidated and Combined Carve-Out Financial Statements

Note 4 – Related Party Transactions, page F-18

ATB Phase 2 Construction and Operations, page F-20

4.	Your response to prior comment 9 states that your arrangements with VTTI BV are silent with regard to the scenario in which operating costs exceed revenue received from ATB Phase 2 operations. However, we note that you have agreed to remit all revenue received from ATB Phase 2 in excess of related operating costs to VTTI BV. It does not appear that you have the right to receive the expected returns or the obligation to absorb the expected losses of this entity. With reference to the relevant guidance per FASB ASC 810-10, provide us with your analysis supporting the consolidation of ATB Phase 2.

Securities and Exchange Commission

July 19, 2016

Response: We acknowledge the Staff’s comment and respectfully advise that prior to the Partnership’s initial public offering in August 2014, ATB began construction of the second phase of the Johore terminal (“ATB Phase 2”). These assets were legally owned by ATT Tanjung Bin Sdn. Bhd (“ATB”), an entity that is wholly owned by our indirect subsidiary, VTTI MLP B.V. (“VTTI Operating”). In conjunction with the IPO and pursuant to the Omnibus Agreement the Partnership entered into at the time of the IPO, we agreed to transfer all assets related to the development, construction or operation of ATB Phase 2 to a separate legal entity to be held by our parent, VTTI B.V., as soon as practicable after the closing of our IPO. After good faith efforts to transfer these assets, we found it reasonably impracticable to do so, and ATB therefore continues to legally own the ATB Phase 2 assets.

Through the Partnership’s controlling 51.0% voting interest in VTTI Operating, the Partnership indirectly controls ATB. Because the ATB Phase 2 assets are and have always been legally owned by ATB, an entity that the Partnership controls, the associated revenues and expenses for ATB Phase 2 are included in the Partnership’s consolidated statement of operations and consolidated balance sheet and we do not believe performing further analysis of consolidation per ASC 810-10 is required.

Note 13 – Income Taxes, page F-30

5.	We note your response to prior comment 10. Tell us why the disclosure in prior filings showing income from operations before income tax expense for each country where you operate and the nominal tax rate in those countries is no longer provided.

Response: We acknowledge the Staff’s comment and respectfully advise that we have amended our prior disclosure for the purposes of simplification and ease of understanding for investors. We believe that the Partnership’s financial statement users are provided with sufficient information in the amended disclosure and that the additional prior disclosure was not meaningful to such users. We also respectfully note that income from operations before income tax expense for each country is not required by ASC 740. In future filings, we will continue to assess the appropriateness of our disclosures in order to enhance investors’ understanding of our tax charges and structure.

Note 18 – Revenue by Service and Geographic Location, page F-38

6.	Your response to prior comment 12 regarding the disclosure of revenues attributed to individual countries states that this information is not provided due to its commercial sensitivity. It does not appear that the commercially sensitive nature of this information would make it impracticable for you to comply with FASB ASC 280-10-50-41(a). Please revise to provide the required disclosure.

Response: We acknowledge the Staff’s comment and respectfully advise that in certain countries the Partnership has only one terminal with a single customer with which it has entered into a single commercial contract. When coupled with the gross storage capacity disclosed on page 32 of the 2015 Form 20-F, the disclosure of revenue by individual country would enable our customers and competitors to calculate the implied storage rate in such individual terminaling services agreements.

Securities and Exchange Commission

July 19, 2016

Such rates are highly commercially sensitive to our business. Given the competitive nature of the Partnership’s business, knowledge of these rates could be used by third party customers in an attempt to negotiate more favorable terms. Such disclosure would therefore weaken the Partnership’s negotiating position with its current and future customers. Furthermore, the Partnership’s competitors could use their knowledge of these storage rates to offer terminal capacity in these countries at lower rates in an effort to seize market share from the Partnership. As a result, the Partnership believes that public disclosure of revenue by individual country would provide customers and competitors with an unfair competitive advantage and have material adverse consequences for the Partnership.

We have requested, and received, confidential treatment from the Staff for such terms in certain of our terminaling services agreements filed as exhibits to the 2015 Form 20-F and plan to continue to seek confidential treatment for such terms in future filings.

Due to the commercially sensitive nature of this information, we respectfully request that such revenue by country data not be disclosed.

Form 6-K furnished May 10, 2016

7.	You disclose non-GAAP measures in the headlines to your earnings release without also presenting the comparable GAAP measures, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: We acknowledge the Staff’s comment and will review the guidance issued on May 17, 2016 when preparing the Partnership’s next earnings release.

Securities and Exchange Commission

July 19, 2016

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler, at (713) 546-7418.

Very truly yours,

VTTI Energy Partners LP

By:	VTTI Energy Partners GP LLC,
Its general partner

By:	/s/ Robert Nijst
Robert Nijst
Chief Executive Officer

cc:	Sean T. Wheeler
Latham & Watkins LLP